UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
VITESSE SEMICONDUCTOR CORPORATION
(Exact name of registrant as specified in charter)

Delaware	1-31614	77-0138960
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4721 Calle Carga
Camarillo, California	93012
(Address of principal executive offices)	(Zip Code)

Martin S. McDermut
Chief Financial Officer
(805) 388-3700
(Name and telephone number, including area code,
of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 – Conflict Minerals Disclosure and Report
Vitesse Semiconductor Corporation (“Vitesse”) is a fabless semiconductor provider of high-performance integrated circuits (“IC”) that are used primarily by manufacturers of networking systems for Carrier and Enterprise networking applications. Vitesse designs, develops and markets a diverse portfolio of high-performance, low-power and cost-competitive networking and connectivity IC solutions.
Vitesse has determined that “conflict minerals” are necessary to the functionality or production of its products. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. As a fabless semiconductor company, during 2013, Vitesse contracted for the manufacture of products containing conflict minerals but did not directly manufacture products containing conflict minerals.
Vitesse conducted a “reasonable country of origin inquiry” regarding conflict minerals used in its products. That reasonable country of origin inquiry was designed to determine whether conflict minerals present in Vitesse products originated in the Democratic Republic of the Congo or an adjoining country (collectively defined as the “Covered Countries”) or arose from recycled or scrap sources.
After exercising due diligence applying guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework, Vitesse has concluded that it is unable to determine whether its products contain conflict minerals that directly or indirectly finance or benefit armed groups in any of the Covered Countries. Consequently, Vitesse products produced in calendar year 2013 are “DRC Conflict Undeterminable.”
Item 1.02 – Exhibit
Vitesse Semiconductor Corporation’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is also available at Vitesse’s website at www.vitesse.com under “About Us,” which report can be accessed using the following link: www.vitesse.com/about/ConflictMinerals.
Section 2 - Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

May 29, 2014	VITESSE SEMICONDUCTOR CORPORATION
(Registrant)

	By:	/s/ MARTIN S. MCDERMUT
Martin S. McDermut
Chief Financial Officer

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